UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2014	BROOKFIELD PROPERTY PARTNERS L.P.
By its general partner Brookfield Property Partners
Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Unaudited pro forma consolidated financial statements of Brookfield Property Partners L.P. as at March 31, 2014 and for the three months ended March 31, 2014 and the year ended December 31, 2013.

99.2	Audited consolidated financial statements of Brookfield Office Properties Inc. as at December 31, 2013 and December 31, 2012, and for the years ended December 31, 2013 and December 31, 2012 (incorporated by reference to Exhibit 99.2 to Brookfield Office Properties Inc.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed on March 31, 2014).

99.3

Unaudited condensed consolidated financial statements of Brookfield Office Properties Inc. as at March 31, 2014 and for the three months ended March 31, 2014 (incorporated by reference to Exhibit 99.1 to Brookfield Office Properties Inc.’s Form 6-K filed on May 9, 2014).